Exhibit 11.0

KEARNY FINANCIAL CORP. AND SUBSIDIARIES
STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS
(In Thousands, Except Per Share Data, Unaudited)

	Three Months Ended	Six Months Ended
	December 31, 2012	December 31, 2012

Income available to common stockholders	$1,177	$2,837

Weighted average shares outstanding	66,188	66,222

Basic earnings per share	$0.02	$0.04

Income for diluted earnings per share	$1,177	$2,837

Total weighted average common shares and equivalents outstanding for diluted computation	66,188	66,222

Diluted earnings per share	$0.02	$0.04